Exhibit 3.1

FIRST AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

DATA KNIGHTS ACQUISITION CORP.

DATA KNIGHTS ACQUISITION CORP, a corporation (the “Corporation”) organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.            The name of the Corporation is Data Knights Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware pursuant to the DGCL on February 8, 2021 (the “Original Certificate”).

2.            An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on March 8, 2021 (the “Amended and Restated Certificate of Incorporation”). A Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 6, 2021 (the “Second Amendment to the Amended and Restated Certificate of Incorporation”).

3.            This Amendment to the Second Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

4.            The text of Section 9.2(d) of Article IX is hereby amended and restated to read in full as follows:

In the event that the Corporation has not consummated an initial Business Combination within 18 months, subject to nine one-month extensions from the closing of the initial public offering of the units provided that, pursuant to the terms of our amended charter and our amended trust agreement, the Corporation deposits into the Trust Account an additional $0.045 per unit, for each month extended, in the Corporation’s sole discretion whether to exercise one or more extensions provided that the Corporation will not exercise an extension at such time that the redemptions of shares of Class A Common Stock by the Corporation’s Public Stockholders causes the Corporation to have less than $5,000,001 of net tangible assets (the “Combination Period”), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then issued and outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

5.            This Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by affirmative vote of stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the DGCL.

IN WITNESS WHEREOF, Data Knights Acquisition Corp has caused this Amendment to the Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 11th day of November, 2022.

DATA KNIGHTS ACQUISITION CORP.

By:	Barry Anderson
Barry Anderson
Chief Executive Officer

[Signature Page for the First Amendment to the Second Amended and

Restated Certificate of Incorporation of Data Knights Acquisition Corp.]